ArcelorMittal

Unaudited Condensed Consolidated Financial

Statements for the six months ended June 30, 2007

ArcelorMittal AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2007	December 31, 2006
	Unaudited	Audited
	(millions of U.S. Dollars, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents, restricted cash and short-term investments	$6,782	$6,146
Trade accounts receivables	11,246	8,769
Inventories (note 5)	19,448	19,238
Prepaid expenses and other current assets	6,091	5,209

Total current assets	43,567	39,362

Non-current assets:
Goodwill and intangible assets (note 4)	14,954	10,782
Property, plant and equipment	57,836	54,696
Investments in affiliates and joint ventures	4,707	3,492
Deferred tax assets	1,503	1,670
Other assets	2,282	2,164

Total non-current assets	81,282	72,804

Total assets	$124,849	$112,166

LIABILITIES AND EQUITY
Current liabilities:
Payable to banks and current portion of long-term debt	$7,617	$4,922
Trade accounts payable	11,853	10,717
Accrued expenses and other current liabilities	10,741	8,921

Total current liabilities	30,211	24,560

Non-current liabilities:
Long-term debt, net of current portion	22,389	21,645
Deferred tax liabilities	7,625	7,274
Other long-term obligations and deferred employee benefits	9,677	8,496

Total non-current liabilities	39,691	37,415

Total liabilities	69,902	61,975

Equity (note 6):
Equity attributable to equity holders of the parent	48,549	42,127
Minority interest	6,398	8,064

Total Equity	54,947	50,191

Total liabilities and equity	$124,849	$112,166

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ArcelorMittal AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended
	June 30, 2007	June 30, 2006
	Unaudited	Unaudited
	(millions of U.S. Dollars, except share and per share data)
Sales	$51,699	$17,660
Cost of sales (including depreciation and amortization of, respectively, 1,985 and 699 for six months ended June 30, 2007 and June 30, 2006)	41,589	14,792

Gross margin	10,110	2,868
Selling, general and administrative	2,423	557

Operating income	7,687	2,311

Other income – net	83	1
Income from equity method investments	349	38
Financing costs – net	(192)	(195)

Income before taxes (including minority interest)	7,927	2,155

Income tax expense (note 7)	2,021	456

Net income (including minority interest)	5,906	1,699

Attributable to:
Equity holders of the parent	4,973	1,507
Minority interest	933	192

Net income (including minority interest)	$5,906	$1,699

Earnings per common share:
Basic	$3.60	$2.14
Diluted	3.59	2.13

Weighted average common shares outstanding (in millions):
Basic	1,383	705
Diluted	1,385	706

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ArcelorMittal AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Reserves
(millions of U.S. Dollars, except share and per share data)	Shares*	Share capital	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Net income for the period	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available for Sale Securities	Equity	Minority interest	Total equity
Balance at December 31, 2005	704	$60	$(111)	$2,239	$10,270	$—	$610	$(4)	$222	$13,286	$2,171	$15,457
Movements with minority shareholders	—	—	—	—	—	—	—	—	—	—	(58)	(58)
Items recognized directly in equity	—	—	—	—	—	—	(123)	(28)	(74)	(225)	—	(225)
Net income	—	—	—	—	—	1,507	—	—	—	1,507	192	1,699

Recognized income and expenses	—	—	—	—	—	1,507	(123)	(28)	(74)	1,282	134	1,416
Transfer to retained earnings	—	—	—	—	1,507	(1,507)	—	—	—	—	—	—
Treasury stock	1	—	—	15		—	—	—	—	15	—	15
Recognition of share-based payment	—	—	21	8	—	—	—	—	—	29	—	29
Dividends (USD 0.25 per share)	—	—	—	—	(176)	—	—	—	—	(176)	—	(176)

Balance at June 30, 2006	705	$60	$(90)	$2,262	$11,601	$—	$487	$(32)	$148	$14,436	$2,305	$16,741

Balance at December 31, 2006	1,385	$17	$(84)	$25,566	$14,974	$—	$1,436	$(20)	$238	$42,127	$8,064	$50,191
Items recognized directly in equity		—	—	—	—	—	1,118	(127)	220	1,211	(2,599)	(1,388)
Net income		—	—	—	—	4,973	—	—	—	4,973	933	5,906

Recognized income and expenses	—	—	—	—	—	4,973	1,118	(127)	220	6,184	(1,666)	4,518
Transfer to retained earnings	—	—	—	—	4,973	(4,973)	—	—	—	—	—	—
Issuance of shares in connection with the acquisition of minority interest of Arcelor Brasil	27	—	—	1,713	—	—	—	—	—	1,713	—	1,713
Treasury stock	(9)	—	(571)	31	—	—	—	—	—	(540)	—	(540)
Dividends (USD 0.65 per share)	—	—	—	—	(901)	—	—	—	—	(901)	—	(901)
Other		—	7	—	(41)	—	—	—	—	(34)	—	(34)

Balance at June 30, 2007	1,403	$17	$(648)	$27,310	$19,005	$—	$2,554	$(147)	$458	$48,549	$6,398	$54,947

*	in millions, excluding treasury shares.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ArcelorMittal AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months Ended
	June 30, 2007	June 30, 2006
	Unaudited	Unaudited
	(millions of U.S. Dollars)
Operating activities:
Net income	$4,973	$1,507
Adjustments to reconcile net income to net cash provided by operations:
Minority interest	933	192
Depreciation	1,985	699
Others	(269)	(173)
Changes in operating assets and liabilities, net of effects from acquisition	(1,240)	(118)

Net cash provided by operating activities	6,382	2,107

Investing activities:
Purchase of property, plant and equipment	(2,318)	(611)
Acquisition of net assets of subsidiaries, net of cash acquired	(4,573)	(957)

Net cash used in investing activities	(6,891)	(1,568)

Financing activities:
Proceeds (payments) from payable to banks and long term debts	2,708	(164)
Dividends paid	(1,158)	(241)
Other financing activities (net)	(534)	2

Net cash provided by (used in) financing activities	1,016	(403)

Net increase in cash and cash equivalents	507	136

Effect of exchange rate changes on cash	157	(50)

Cash and cash equivalents:
At the beginning of the period	6,020	2,035

At the end of the period	$6,684	$2,121

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 1 – NATURE OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION

Nature of business

ArcelorMittal (“ArcelorMittal” or the “Company”), together with its subsidiaries, is a manufacturer of steel and steel related products. ArcelorMittal owns and operates manufacturing facilities in Europe, North and South America, Asia and Africa. ArcelorMittal was formerly known as Mittal Steel Company N.V. (“Mittal Steel”).

These manufacturing facilities, each of which includes its respective subsidiaries, are referred to herein as the “Operating Subsidiaries”.

On September 3, 2007, following approval by the Extraordinary General Meeting of Shareholders of Mittal Steel and by the sole shareholder of ArcelorMittal on August 28, 2007, Mittal Steel merged into ArcelorMittal. With the legal merger becoming effective, Mittal Steel was absorbed by ArcelorMittal, the surviving entity, and therefore no longer exists. As a result of the merger, holders of Mittal Steel shares automatically received one newly issued ArcelorMittal share for every one Mittal Steel share on the basis of their respective holdings in Mittal Steel.

For accounting purposes, the merger of Mittal Steel into ArcelorMittal was considered a combination of entities under common control as of January 1, 2007. All recorded assets and liabilities of Mittal Steel and ArcelorMittal were carried forward at their historical book values, and the income of ArcelorMittal includes the income of Mittal Steel as of January 1, 2007.

Organization

ArcelorMittal was created under Luxembourg law on August 13, 2004 for an unlimited duration of time. ArcelorMittal has no manufacturing operations of its own and its major assets are interests in the common and preferred stock of its Operating Subsidiaries.

Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended June 30, 2007 have been prepared in accordance with International Accounting Standard No-34, “Interim Financial Reporting”, as adopted by the European Union, and are presented in U.S. Dollars with all amounts rounded to the nearest million, except for share and per share data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are identical to the ones adopted for the preparation of the consolidated financial statements as at December 31, 2006.

Business combinations

The Company revised its accounting for subsequent purchases after the Company has obtained control. The Company now records the difference between the book value of the reduction in minority interest and the associated fair value of assets and liabilities acquired as goodwill. Previously this amount was directly charged to equity. This change in policy had no impact on total equity or net income for all periods presented.

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 3 – ACQUISITIONS AND DISPOSALS

The Company sold 100% of Travi e Profilati di Pallanzeno (“TPP”) in January 2007 for EUR 117 million (153) and 100% of its subsidiary Stahlwerk Thüringen GmbH on March 5, 2007 for EUR 591 million (768). 100% of Huta Bankowa Spòlka z.o.o. (“Huta Bankowa”) was sold during the second quarter of 2007.

On April 20, 2007, the Company acquired 100% of Siderurgia Lázaro Cárdenas las trunchas S.A. de C.V. (“Sicartsa”) (Long Carbon, Mexico), from Grupo Villacero for an enterprise value of 1,400. The following table presents the preliminary purchase price allocation of the net assets of Sicartsa acquired:

in USD million	Historical	Preliminary purchase accounting adjustments	Fair value
Current assets	$514	$10	$524
Property, plant and equipment	1,576	—	1,576
Other assets	39	—	39

Total assets acquired	2,129	10	2,139

Current liabilities	648	—	648
Long-term debt	1,016	—	1,016
Other long-term obligations and deferred employee benefits	159	400	559
Deferred tax liabilities	185	(109)	76
Minority interest	77	—	77

Total liabilities assumed	2,085	291	2,376

Net asset acquired	$44	$(281)	(237)

Cash paid			515

Preliminary goodwill			752

Reimbursement of debt to previous shareholder			926

Total cash outflow			$1,441

On June 5, 2007, the Company announced the result of its offer for the minority interest (free float) of Arcelor Brasil, thereby increasing its previous 67.1% shareholding in Arcelor Brasil to 96.6%. The Company paid for the shares with 3,500 in cash and approximately 27.0 million common shares, representing a total consideration of 5,200.

As of August 8, 2007, the Company had paid an additional 434 in cash for additional shares of Arcelor Brasil after the close of its tender offer. These purchases were made pursuant to the sell-out procedures under applicable Brazilian regulations that required that the remaining Arcelor Brasil shareholders have the opportunity to sell their shares to the Company for R$53.89 per share in cash (the same price offered to Arcelor Brasil shareholders in the all-cash option of the tender offer) plus an interest component from June 8, the date of the settlement of the all-cash option of the tender

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

offer, until settlement of such sales. On August 8, 2007, a general Arcelor Brasil shareholders’ meeting was held which approved the redemption by Arcelor Brasil of the remaining shares of Arcelor Brasil not held by the Company. On August 17, 2007, Arcelor Brasil paid a total of 132.7 in cash to the remaining shareholders and redeemed all the remaining shares of Arcelor Brasil for R$53.89 per share plus an interest component for the period from June 8, 2007, the date of the settlement of the all-cash option of the tender offer, until August 17, 2007, the date the funds were made available to the remaining shareholders. On August 20, 2007, Mittal Steel Brasil Participações S.A., a wholly owned subsidiary of the Company that was incorporated in order to acquire the Arcelor Brasil shares in the context of the tender offer, was merged with and into Arcelor Brasil S.A. Following this merger, on August 31, 2007, Arcelor Brasil was merged into Belgo Siderurgia S.A. (“Belgo”), which was then renamed ArcelorMittal Brasil S.A. The combined entity is now 100% owned by ArcelorMittal subsidiaries.

The Company has updated its preliminary purchase price allocation for its acquisition of Arcelor as follows:

in USD million	Arcelor historical	Preliminary purchase accounting adjustments	Updated purchase accounting adjustments	Arcelor at fair value
Intangible assets	$—	$—	$719	$719
Current assets	21,292	1,060	—	22,352
Property, plant and equipment	22,480	11,770	88	34,338
Other assets	6,356	1,607	(6)	7,957

Total assets acquired	50,128	14,437	801	65,366

Current liabilities	16,178	—	—	16,178
Long-term debt	8,830	80	—	8,910
Other long-term obligations and deferred employee benefits	5,532	699	545	6,776
Deferred tax liabilities	1,276	4,029	(251)	5,054
Minority interest	3,303	144	15	3,462

Total liabilities assumed	35,119	4,952	309	40,380

Minority interest	1,147	614	21	1,782

Net asset acquired	$13,862	$8,871	$471	23,204

Fair value of shares issued				23,240
Cash paid - net				5,841

Purchase price - net				29,081

Impact of foreign exchange since acquisition date				361

Goodwill				$6,238

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 4 –GOODWILL

Goodwill acquired in a business combination is allocated, at the acquisition date, to the cash generating unit(s) that is or are expected to benefit from synergies expected to be realized as a result of that business combination (generally the plant or the plants acquired).The carrying amount of goodwill recognized in the year or period ended December 31, 2006 and six-months June 30, 2007 is specified as follows:

	Net Value December 31, 2006	Acquisitions	Purchase accounting adjustment	Exchange rate and other	Net value June 30, 2007
Mittal Steel Kryviy Rih	$1,332	$—	$—	$15	$1,347
Arcelor *	6,552	—	(471)	157	6,238
Arcelor Brasil	—	3,147	—	—	3,147
Sicartsa *	—	752	—	—	752
Others	136	—	—	75	211

Total	$8,020	$3,899	$(471)	$247	$11,695

*	Subject to completion of purchase price allocation

NOTE 5 –INVENTORIES

Inventory at June 30, 2007 and December 31, 2006, net of allowance for slow moving, excess, or obsolete inventory, is comprised of the following:

	June 30, 2007	December 31, 2006
Finished products	$7,075	$7,131
Production in process	4,332	3,914
Raw materials	6,377	6,491
Manufacturing supplies, spare parts and other	1,664	1,702

Total	$19,448	$19,238

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 6 – EQUITY

Issued capital and share premium

Following the legal merger with Mittal Steel on September 3, 2007 there were 1,403,603,957 issued and outstanding common shares of ArcelorMittal as of June 30, 2007 with a par value of €0.01, giving effect to the merger as if it had occurred on January 1, 2007.

Share buy-back programs

On March 30, 2007, the Board of Directors of the Company unanimously approved the start of a share buy-back program of class A common shares. This share buy-back program was scheduled to end at the earliest of (i) December 31, 2007, (ii) the moment on which the aggregate value of class A common shares repurchased by Mittal Steel since the start of this share buy-back program reached 590, (iii) the moment on which Mittal Steel and its subsidiaries held 10% of the total number of the then-issued class A and class B common shares, or (iv) the moment on which ArcelorMittal no longer had any corporate authorization to repurchase its shares. As of June 30, 2007, the Company had bought back an amount of approximately 577. This share buy-back program was completed on September 4, 2007 as the 590 limit was reached. Mittal Steel and ArcelorMittal, as its successor, purchased an aggregate of 9,493,304 Mittal Steel class A common shares and ArcelorMittal shares under the program.

On June 12, 2007, the Company announced its intention to start a share buy-back program for up to a maximum of 27 million class A common shares, immediately following the completion of the 590 share buy-back program summarized above. This new share buy-back program was designed to offset the issuance of shares as partial consideration for the acquisition of the outstanding minority interests in Arcelor Brasil. This share buy-back program commenced upon the termination of the 590 buy-back program described above and will end at the earliest of the moment at which (i) the aggregate number of shares purchased under this program reaches the 27 million share limit, (ii) ArcelorMittal and its subsidiaries will hold 10% of the then-issued ArcelorMittal shares, or (iii) ArcelorMittal no longer has corporate authorization to repurchase its shares. Under the share buy-back program, the price per ArcelorMittal share, which will be paid in cash, will not exceed 125% of the trading price on the New York Stock Exchange, Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Luxembourg Stock Exchange or the stock exchanges of Barcelona, Bilbao, Madrid and Valencia, depending on the market on which the transactions are effected, and will not be less than the par value of the share at the time of repurchase.

Dividends

Two three-month interim dividends of USD 0.325 per share were paid on March 15, 2007 and June 15, 2007.

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 7 – INCOME TAX

The income tax provision for the six months ended June 30, 2007 reflects an estimated annual effective tax rate of 25% (six months ended June 30, 2006 was 21%). The tax charge for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual forecast pretax income for the year. During the year, management regularly updates forecast estimates based on changes in various factors such as prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other postretirement benefits. To the extent that actual pretax results for domestic and foreign income in 2007 vary from forecast estimates applied at the end of the most recent interim period, the actual tax provision recognized in 2007 could be materially different from the forecast annual tax provision as of the end of the six months ended June 30, 2007.

As of June 30, 2007, the amount of net deferred tax assets recorded in the six months ended June 30, 2007 was 1,503. As of December 31, 2006, the amount of net deferred tax assets recorded was 1,670.

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 8 – SEGMENT REPORTING

The Company’s primary segment is defined as the “business segment”. Sales between activities are calculated at market price. The operating result is shown after eliminations. The different activities are presented in accordance with the breakdown applied by ArcelorMittal.

June 30, 2007

(in USD million unless otherwise stated)	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	Africa, Asia, CIS	Stainless Steel	Arcelor Mittal Steel Solutions and Services	Elimination	Total
Financial information
Sales	11,023	17,072	11,645	8,784	4,986	7,197	(9,008)	51,699
Operating income	1,430	2,248	2,076	1,763	610	305	(745)	7,687
Depreciation and amortization	494	654	325	269	126	62	55	1,985
Capital expenditures	691	645	441	345	113	83		2,318
Total assets as of June 30, 2007	17,642	32,369	25,615	17,424	5,812	4,501	21,486	124,849
Total liabilities as of June 30, 2007	5,364	11,706	8,728	3,000	2,551	3,147	35,406	69,902
Operational information
Employees (000's)	36	70	56	126	12	14		314

June 30, 2006

(in USD million unless otherwise stated)	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	Africa, Asia, CIS	Arcelor Mittal Steel Solutions and Services	Elimination	Total
Financial information
Sales	7,321	1,894	4,324	6,598	33	(2,510)	17,660
Operating income	691	170	487	987	(93)	69	2,311
Depreciation and amortization	206	98	124	235	43	(7)	699
Capital expenditure	161	63	164	216	7		611
Total assets as of June 30, 2006	10,895	2,904	10,934	14,005	—	(3,008)	35,730
Total liabilities as of June 30, 2006	2,926	537	2,858	2,120	—	10,663	19,104
Operational information
Employees (000's)	21	28	21	105	46		221

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 9– CONTINGENT LIABILITIES

Legal Claims

The Company is a party to various legal actions arising from the ordinary course of business. An update of the principal legal actions for the six months ended June 30, 2007 is disclosed below.

United States

In July 2007, Viga Investments Inc. (“Viga”) filed a lawsuit seeking damages and other relief against ArcelorMittal USA alleging a failure to comply with terms of a stock purchase agreement for the purchase of certain steel assets (the “Viga SPA”). The suit alleged breaches relating to post-closing purchase price adjustment procedures under the agreement. In a related transaction, the Company and ArcelorMittal Mexico Holdings B.V. purchased the stock of Sicartsa in Mexico owned by Siderurgica Del Pacifico, S.A. De C.V. and Conjunto Siderurgico Del Balsas, S.A. de C.V. pursuant to a separate stock purchase agreement (the “Sicartsa SPA”). The Sicartsa SPA and the Viga SPA were interrelated (each refers to the other) and part of an overarching, integrated transaction. The Sicartsa sellers similarly dispute the validity of the closing balance sheet under the Sicartsa SPA. Both the Sicartsa and the Viga SPAs have identical terms requiring the parties to arbitrate any dispute under the SPAs relative to post-closing purchase price adjustments. The Company believes Viga breached this term by filing a lawsuit in New York state court and seeking a judicial determination of the appropriate purchase price adjustment. Due to the interrelatedness of the two transactions, ArcelorMittal USA, the Company and ArcelorMittal Mexico Holdings B.V. asserted counterclaims against the Sicartsa sellers in the Viga litigation. The Company is unable to assess the outcome of these proceedings or to reasonably estimate the amount of ArcelorMittal USA, ArcelorMittal Mexico Holdings B.V. or the Company’s liabilities relating to these matters, if any.

Canada

Mittal Steel North America Inc. and Mittal Steel Roman are involved in a dispute with Canadian Natural Resources Limited (“CNRL”). The Company has learned that on March 30 and April 3, 2007, CNRL filed complaints in Calgary, Alberta for negligence seeking damages of approximately 56.4 and 25.4, respectively. As of this time, the complaints have not been served on either ArcelorMittal entity. The plaintiff alleges that it purchased defective pipe manufactured by Mittal Steel Roman and sold by Mittal Steel Roman and Mittal Steel North America Inc. ArcelorMittal is unable to reasonably estimate the amount of Mittal Steel North America Inc.’s and Mittal Steel Roman’s liabilities relating to this matter, if any.

Mexico

Sicartsa is involved in a dispute with Ejido Santa Maria of the Municipality of La Union Guerrero over the payment of materials and related damages under a Joint Venture Agreement between the parties. In October 2006, the Agrarian Unity Tribunal entered a judgment ordering Sicartsa to pay the plaintiff damages of 54. In April 2007, upon appeal by Sicartsa, a higher court set aside the judgment and ordered further expert evidence relating to the matters in dispute. The Company and other subsidiaries, as purchasers under the Sicartsa SPA, have served notice on Pacifico, S.A. de C.V., and Conjunto Siderúrgico del Balsas, S.A. de C.V., as sellers under the Sicartsa SPA seeking indemnity for any damages that may be incurred with respect to this claim, since it was not disclosed in connection with the acquisition.

South America

In May 2007, the Brazilian Federal Revenue Service issued a 726 tax assessment to Belgo to recover taxes primarily related to credit settlements in the context of the 2003 financial reorganization and acquisition of Mendes Júnior Siderurgia S.A. In June 2007, Belgo filed a defense against this assessment through an administrative proceeding. In September 2007, Belgo received an administrative decision on the tax assessment pursuant to which it was determined that the amount of tax payable under the assessment should be 14. This decision is subject to mandatory review by an Administrative Court which may modify the decision and also is subject to appeal by Belgo.

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

Europe

On April 23, 2007, the Company received a decision of the Financial Directorate in Ostrava, Czech Republic, in which it ordered ArcelorMittal Ostrava to pay approximately 106 for allegedly abusing its economic position and, as a result, acquiring unjustified profits in respect of prices of blast furnace coke produced by ArcelorMittal Ostrava and delivered in 2004. The Financial Directorate subsequently ordered ArcelorMittal Ostrava to pay an additional fine of 24.7 for the period from January to March 2005. After its previous decision in October 2006 was cancelled by the Czech Republic Ministry of Finance, the matter was returned to the Financial Directorate in Ostrava for new investigation and decision. ArcelorMittal Ostrava received notice on June 14, 2007 that the Ministry of Finance had upheld the Financial Directorate of Ostrava’s decision. ArcelorMittal Ostrava filed a petition against the decision with the Municipal Court, Prague, on June 29, 2007. Filing the petition had the effect of suspending payment of the fines.

Several minority shareholders of Arcelor or their representatives have made allegations regarding or brought legal proceedings relating to the merger process and more specifically the proposed exchange ratio in the merger. Their principal actions have been the following: writing letters to the Boards of Directors of Arcelor and the Company; seeking to instigate investigations or actions by market regulatory authorities; and seeking injunctions from Dutch and French courts. Arcelor and ArcelorMittal each believe that the allegations made and claims brought by the minority shareholders regarding the proposed exchange ratio are without merit and that such exchange ratio complies with the requirements of applicable law, is consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second-step merger and is relevant and reasonable to shareholders of ArcelorMittal and Arcelor. To date, the courts and regulators that have ruled on the claims brought by minority shareholders have rejected the claims. It is possible that additional claims may be brought before regulators or courts prior to the ArcelorMittal and Arcelor extraordinary general meetings that will be convened to vote on the second-step merger.

Mittal Steel South Africa

Mittal Steel South Africa is involved in a dispute with Harmony Gold Mining Company Limited and Durban Roodeport Deep Limited alleging that Mittal Steel South Africa is in violation of the Competition Act. On March 27, 2007, the Competition Tribunal decided that Mittal Steel South Africa had contravened Section 8(a) of the Competition Act by charging an excessive price. On September 6, 2007, the Competition Tribunal imposed a penalty on Mittal Steel South Africa of approximately 97, other behavioral remedies designed to prevent Mittal Steel South Africa imposing or agreeing with customers any conditions on the resale of flat steel products and ordered that Mittal Steel South Africa pay the costs of the case. Mittal Steel South Africa has already appealed the decision of the Competition Tribunal on the merits and also intends to appeal its decision on the remedies. The Competition Commission has stated that it will not seek to recover the penalty pending the outcome of the appeals.

ArcelorMittal AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2007

NOTE 10– SUBSEQUENT EVENTS

On July 26, 2007, the Company announced that it had reached an agreement with the Polish Government to acquire the outstanding 25.2% shares of ArcelorMittal Poland (the “Polish Company”) currently held by the Polish State and Treasury Ministry. The Company agreed to acquire the shares for approximately 436 million Polish zloty or approximately 157. The Company initially acquired approximately 69% of the Polish Company in March 2004 and as part of that agreement received an option to purchase a further 25% from the Polish state, which was exercised in this transaction.

On August 28, 2007, the Company sold 13,400,000 class A common shares for an aggregate amount of €616 million pursuant to a block trade transaction and simultaneously bought a call option giving it the right to purchase the equivalent number of shares (or the shares substituted for them in the merger of Mittal Steel into ArcelorMittal or in the proposed merger of ArcelorMittal into Arcelor, as the case may be). The call option was transferred to ArcelorMittal as a result of the first-step merger. ArcelorMittal expects to use any shares that would be purchased pursuant to the call option for share deliveries under the ArcelorMittal employee stock option plan. The purchase price for the call option was €315 million and the strike price was €22.975 per share. The call option expires on November 28, 2007.

On August 31, 2007, the Company announced that it had signed an agreement with RAG Beteiligungs-AG, Essen, for the acquisition of the 76.88% stake directly held by RAG in Saar Ferngas AG, Saarbrücken on August 30. The sale is subject to board approval and also to approval by the European antitrust authorities. The purchase price under the agreement is approximately EUR 367 million (503). The transaction is expected to be completed in the fourth quarter of 2007.

On September 5, 2007, ArcelorMittal announced that it would acquire all of the outstanding interests of Wabush Mines, an iron ore and pellet producer in northeastern Canada. The Company will acquire the remaining interests it does not own in the joint venture through the exercise of a right of first refusal over such interests held by its subsidiary Dofasco Inc. Dofasco, which already held 28.6% of the mining venture, will acquire the interests of Stelco (44.6%) and Cleveland Cliffs (26.8%) for an aggregate cash element of approximately 67 and the assumption of certain liabilities. The transaction, which is subject to regulatory approval, is expected to close in December 2007.

On September 6, 2007, ArcelorMittal announced that it had received approval from the United States Department of Justice (DOJ) to sell its Sparrows Point steel mill located near Baltimore, Maryland and related railroad, intellectual property and other assets to a joint venture entity sponsored by Esmark Incorporated and Wheeling-Pittsburgh Corporation, with participation by industry and institutional investors, for an enterprise value of 1,350. The transaction is expected to close in the fourth quarter of 2007.

On September 10, 2007, ArcelorMittal announced the proposed acquisition of 51% of the shares of Rozak A.S., the main Turkish steel stockholding company. The transaction is subject to the approval of antitrust authorities, and is expected to be completed by December 31, 2007.